Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	First Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	June 17, 2006	February 25, 2006	February 26, 2005	February 28, 2004	February 22, 2003
	(In millions, except ratios)
Earnings before income taxes	$142	$329	$601	$455	$408
Less undistributed earnings of less than fifty percent owned affiliates	(1)	12	3	(16)	(16)

Earnings before income taxes	141	341	604	439	392
Interest expense	47	139	138	166	182
Interest on operating leases	11	48	45	44	45

Subtotal	199	528	786	649	619

Total fixed charges	$58	$187	$182	$210	$227

Ratio of earnings to fixed charges	3.43	2.82	4.30	3.09	2.72